JustHuynh Inc. Balance Sheet Period from Inception (October 14, 2016) through December 31, 2016 (unaudited)		
ASSETS		
		December 31, 2016
Current Assets:		
Cash	$	80.00
Marketable Securities	$	-
Accounts Receivable	$	-
Software Development	$	-
Prepaid Expenses	$	-
Total Current Assets	$	80.00
Non-Current Assets:		
Trademarks	$	-
Total other assets	$	-
Total Non-Current Assets	$	-
Total Assets:	$	80.00
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts Payable	$	3,648.00
Short Term Notes Payable	$	-
Accrued Liabilities	$	-
Total Current Liabilities	$	3,648.00
Long-Term Liabilities		
Long-Term Notes	$	-
Total Long-Term Liabilities	$	-
Total Liabilities	$	3,648.00

Shareholders' Equity:		
Common stock, $.00001 par value; 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	$	80.00
Treasury Stock	$	-
Retained Earnings	$	-
Additional paid in capital	$	-
Accumulated deficit	$	(3,648.00)
Total Shareholders' Equity	$	(3,568.00)
Total Liabilities & Shareholders' Equity	$	80.00